

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Alex J. Dunn
Chief Executive Officer, Chief Financial Officer and Director
Granite Ridge Resources, Inc.
137 Newbury Street, 7th Floor
Boston, MA 02116

> **Re: Granite Ridge Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 8, 2022**
> **File No. 333-264986**

Dear Mr. Dunn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2022 letter.

Registration Statement on Form S-4 Amendment No. 1

Questions and Answers About the Proposals for Stockholders
Q: What interests do ENPC's current officers and directors have in the Business Combination?, page xvii

1. We note your revised disclosure in response to prior comment 5. We also note you disclose that in connection with the Business Combination, 495,537 shares of ENPC Class F common stock held by the Sponsor will be converted into 1,238,393 shares of Parent common stock and each of ENPC's independent directors will own 15,000 shares of Parent common stock, which if such shares were ENPC Class A common stock and unrestricted and freely tradeable would be valued at approximately $148,200 based on the closing price of ENPC's Class A common stock on May 13, 2022. Please expand your

disclosure to quantify the effective purchase price that the Sponsor and such independent directors paid for such shares.

Q. Do I have redemption rights?, page xviii

2.   We note your response to our prior comment 7 and re-issue it in part. Please identify any material resulting risks relating to public shareholders that redeem their shares but retain their warrants.

Risk Factors
Risks Related to the Business Combination
Since the Sponsor will lose its entire investment in ENPC if a business combination is not completed..., page 57

3.   We note your revised disclosure in response to prior comment 15. Please expand your disclosure to discuss that the Sponsor will benefit from the Business Combination notwithstanding the Sponsor Share Cancellation, the ENPC Class B Contribution and the surrendering and forfeiture of all ENPC private placement warrants and ENPC working capital warrants for no consideration to be effected pursuant to the Business Combination Agreement.

Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Balance Sheet, page 77

4.   We note ENPC's historical accumulated deficit as of March 31, 2022 was $5,085. Please explain to us how the reclassification adjustment 3(f) in the amount of $5,855 is appropriate or revise.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 79

5.   We note your response to prior comment 19 and reissue the comment in part. As disclosed on page F-9 and elsewhere in the filings, as of March 31, 2022 and December 31, 2021, there were $770,000 and $430,000 outstanding under the Working Capital Loans, respectively. Considering extinguishment transactions between related parties are generally considered capital transactions, it appears to us forgiveness of working capital loan from the sponsor should be recorded as a credit to equity, not a gain on extinguishment. Considering the guidance in ASC 470-50-40-2 and your adjustment 3(b), please explain to us how adjustment 4(m) is appropriate. Revise your disclosures as necessary.

Note 1- Basis of Presentation and Description of the Transaction, page 80

6. We note your response to prior comment 20 that the GREP formation transactions are not between entities under common control. Please address the following issues:
    • Provide an organization chart illustrating ownership interests held by the General Partner and the Limited Partners of Fund I, Fund II and Fund III. To the extent that you have common ownership interests in each Fund either individually or as a group, please indicate this on the chart.
    • Provide us a comprehensive analysis discussing common ownership interests in Fund I, II and III held by a partner or partnerships, demonstrating and supporting your conclusion that GREP formation transactions are not between entities under common control.

7. We note your response to prior comment 20. We noted several factors, such as relative voting rights, size of single minority voting interest, composition of the governing body, size, the basis of pre combination carrying amounts i.e. historical assets, revenues, and earnings, combining entities' relative asset sizes on the basis of their fair values, the party that ultimately will have the most influence on the combined enterprise and an evaluation of all these factors in the aggregate, appear to indicate that Fund III as the accounting acquirer. However, you state that the ongoing management structure of all three funds prior to the GREP formation transaction was determined to be a more determinative factor in your evaluation of the accounting acquirer. Please provide us a robust discussion explaining in detail the ongoing management structure, its significance and how this sole determinative factor in your evaluation of the accounting acquirer is appropriate rather than an evaluation of all factors in the aggregate, as discussed above. Refer to the guidance in paragraphs ASC 805-10-55-10 through 55-15 and revise your disclosures as appropriate.

Notes to Unaudited Pro Forma Condensed Combined Financial Stataements
Note 6 - Supplemental Pro Forma Oil and Natural Gas Reserve Information
Production, Price and Production History, page 85

8. We note your revisions in response to prior comment 35. Please modify your disclosure of pro forma oil, natural gas and Boe reserve information on pages 85 through 86 to clairfy the individual product type represented in each table, e.g. Pro Forma Oil Reserves (MBbl), Pro Forma Natural Gas Reserves (MMcf), and Total Pro Forma Reserves (MBoe).

Proposal No. 1 - The Business Combination Proposal
Background to the Business Combination, page 107

9. Please revise this section to discuss in more detail how the equity ownership of the company was determined. Please discuss all negotiations regarding the key forfeiture provisions for the Sponsor and other holders of Class F shares and all other negotiations regarding the Sponsor's equity position.

10. We note you disclose that Evercore was engaged as a capital markets advisor to ENPC in September 2020, but that Evercore did not provide any financial advisory or other services to ENPC, and only acted on behalf of Grey Rock, in connection with the Business Combination. Please revise to clarify Evercore's role and any services rendered in advising ENPC from January 2022, the date the Grey Rock Funds initially engaged Evercore to provide financial advisory services, and May 2022, when ENPC and Evercore agreed to terminate Evercore's engagement as ENPC's capital markets advisor. In addition, please disclose how ENPC's board considered any related conflict of interest in negotiating and recommending the business combination and include risk factor disclosure highlighting the potential conflicts of interests involving Evercore due to its dual role as advisor to ENPC and the Funds. In that regard, we note you disclose on page 129 that Evercore's financial interests tied to the consummation of the Business Combination and prior concurrent representation of ENPC and the Funds may give rise to potential conflicts of interest in services provided by Evercore in connection with the Business Combination.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 129

11. We note you disclose that Evercore waived its cash fee for serving as Evercore's capital markets advisor in connection with a potential business combination that was equal to 2.25% of the gross proceeds of ENPC's initial public offering. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify ENPC's current relationship with Evercore.

12. We note your revised disclosure in reponse to prior comment 30 states that the Funds will pay Evercore a fee of between $6.5 million and $11.5 million if a business combination is completed. Please clarify how Evercore will be compensated, including the factors that will be considered in determining the amount that will be paid within the disclosed range.

Properties of Grey Rock
Proved Undeveloped Reserves, page 201

13. We note the discussion of the revisions of previous estimates that occurred in your proved undeveloped reserves for Funds I, II, and III identifies and quantifies the changes due to prices and further indicates "there were no adjustments attributable to well performance as a result of the increase in crude oil and natural gas prices." Please refer to prior comment 34 and revise your disclosure, if necessary, to separately quantify the changes, including offsetting changes, due to prices and the changes due to well performance. If there were no changes in the net quantities due to well performance, please modify your explanation relating to the changes due to performance.

Production, Price and Production Expense History, page 204

14.   We note your revisions made in response to prior comment 36. Please consider modifying
        your disclosure of the net production volumes on pages 205 through 208 to utilize the
        measurement units of MBbl, MMcf, and MBoe for consistency with the production
        volumes disclosed in the remainder of the filing.

Grey Rock's Management's Discussion And Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources- Fund I, page 226

15.   We note significant fluctuations in Fund I, II and III in cash provided by operating
        activities, during the periods presented. Please revise your discussions of Fund I, II and
        III, to include a robust discussion describing and quantifying the specific effect of the
        significant drivers that contributed to the material changes in your operating cash flows
        for the periods presented. The disclosures should also include a discussion of the
        underlying reasons for material changes in operating assets and liabilities that affect
        operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

General

16.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or
        has substantial ties with a non-U.S. person. Please also tell us whether anyone or any
        entity associated with or otherwise involved in the transaction, is, is controlled by, or has
        substantial ties with a non-U.S. person. If so, also include risk factor disclosure that
        addresses how this fact could impact your ability to complete your initial business
        combination. For instance, discuss the risk to investors that you may not be able to
        complete an initial business combination with a U.S. target company should the
        transaction be subject to review by a U.S. government entity, such as the Committee on
        Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,
        disclose that the time necessary for government review of the transaction or a decision to
        prohibit the transaction could prevent you from completing an initial business
        combination and require you to liquidate. Disclose the consequences of liquidation to
        investors, such as the losses of the investment opportunity in a target company, any price
        appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer, P.C.